FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2019

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from July 1, 2019 to July 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 14, 2019	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from July 1, 2019 to July 31, 2019 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on August 14, 2019]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

as of July 31, 2019

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (June 18, 2019) (Period of repurchase: from June 19, 2019 to March 31, 2020 (excluding the ten business days following the announcement of each quarterly financial results))	300,000,000		150,000,000,000
Repurchases during this reporting month (Date of repurchase)	(Date) —	—	—

Total	—	—	—

Aggregate shares repurchased as of the end of this reporting month	0		0

Progress of share repurchase (%)	0		0

2.	Status of disposition

as of July 31, 2019

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date) —	—	—
Subtotal	—	—	—
Treasury shares canceled	(Date) —	—	—
Subtotal	—	—	—
Treasury shares transferred upon merger, share exchange or demerger	(Date) —	—	—
Subtotal	—	—	—
Other (upon request for purchasing “less-than-a-full-unit shares”)	(Date) July 11 July 29	70 78	26,950 28,602
Subtotal	—	148	55,552
Other (exercise of stock acquisition rights)	July 2 July 3 July 4 July 5 July 8 July 10 July 11 July 12 July 16 July 17 July 18 July 19 July 22 July 23 July 25 July 29 July 30 July 31	3,900 1,000 1,700 2,000 1,000 8,300 4,300 10,000 5,200 5,000 117,300 34,800 13,500 7,000 13,200 26,700 47,200 2,000	3,900 298,000 1,700 596,000 298,000 8,300 301,300 1,792,000 1,193,200 1,490,000 1,305,300 1,519,800 607,500 2,086,000 607,200 1,808,700 1,532,200 596,000
Subtotal	—	304,100	16,045,100
Total	—	304,248	16,100,652

3.	Status of shares held in treasury

as of July 31, 2019

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,493,562,601
Number of shares held in treasury	168,121,112

Note) In relation to “2. Status of disposition” and “3. Status of shares held in treasury” above, the disposition of treasury shares relating to Restricted Stock Units as equity compensation is recorded based on the contribution date of a monetary compensation claim. The number of shares held in treasury above therefore includes reduction in number of shares as a result of disposition of treasury shares as equity compensation in exchange for contribution-in-kind of monetary compensation claims on May 7, 2019.